Filed by Continental Minerals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange act of 1934
Subject Company:    Great China Mining Inc.
Commission File Number: 000-26217

The following documents filed by Continental Minerals Corporation (“Continental”) with the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K are filed with the Commission pursuant to Rule 425 in connection with the proposed merger transaction between Continental and Great China Mining Inc. (“Great China”):

Description of Document	Date of Filing of Form 6-K with the SEC
Press Release dated April 13, 2006	April 14, 2006
Press Release dated April 25, 2006	May 1, 2006
Press Release dated May 2, 2006	May 5, 2006
Press Release dated May 19, 2006	May 24, 2006
Press Release dated May 30, 2006	June 5, 2006
President’s Letter regarding Annual General Meeting	June 5, 2006
Management’s Discussion and Analysis	June 9, 2006

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Continental and Great China intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Continental with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares. The Registration Statement will incorporate a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Great China plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Great China, Continental, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Great China and Continental through the web site maintained by the SEC at www.sec.gov.

Great China and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Great China's annual report on Form 10-KSB, which was filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Continental's Form 20-F filed with the SEC on June 30, 2005. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684-6365	Vancouver, BC V6C 3E2
Fax 604 684-8092	Tel 604 641-1366
Toll Free 1 800 667-2114	Fax 604 641-1377
www.continentalminerals.com	www.greatchinamining.com

MERGER TO UNIFY 100% OF XIETONGMEN PROPERTY
TOTAL HOLDINGS INCREASE TO 120 SQUARE KM

April 13, 2006, Vancouver, BC - The directors of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) and of Great China Mining Inc. (OTCBB: GCHA) jointly announce that Continental has entered into agreements with holders of 212 million Great China Mining shares, representing approximately 67% of Great China Mining, who have agreed to support a merger whereby Great China Mining shares will be exchanged for Continental shares on a ratio of 8.7843 Great China Mining shares for each Continental share. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholders' and regulatory approvals. If all conditions are met, the transaction is expected to complete in the second quarter. Continental will issue 36 million shares (approximately 40% of its post-merger issued shares) for 100% of Great China Mining. The shareholders letters also provide that if for any reason the corporate merger can not complete, the Great China Mining shareholders will exchange their shares on the agreed ratio in a series of private transactions thus assuring Continental of majority control of Great China Mining, subject only to TSX Venture Exchange acceptance.

The companies have been exploring and developing the Xietongmen Copper-Gold Property ("the Xietongmen Property"), located 240 kilometres from the city of Lhasa in Tibet, People's Republic of China, since late 2004. Continental is the operator of the project.

Through a combination of cash purchase of shares and expenditures on the Xietongmen Property, Continental now indirectly owns 50% of the property and has almost completed earning an additional 10% (for a combined 60%) interest. This additional earn-in would have been completed in the second quarter of 2006.

Continental will also be acquiring interests in the three other properties, totaling 109 square kilometres, which surround the Xietongmen Property ("the Area of Interest Properties") by issuing 1.5 million shares to a related party of Great China Mining. The transaction will result in a property holdings increase from 12 to 121 square kilometers.

In commenting on the merger, Continental President and CEO Gerald Panneton said:

"Continental and Great China Mining have been working successfully together to move the Xietongmen project forward, and following the excellent results of the 2005 program, the project has entered a new phase with feasibility, environmental and socio-economic studies underway. We believe that the unification of the ownership into Continental will simplify the current structure and streamline the advancement of the project."

Great China Mining President and CEO Anthony Garson said:

"Great China Mining has formed a strong joint venture working relationship with the experienced and professional Continental group. We are looking forward to this being further enhanced under the corporate unification. The project, the Company and shareholders will be best rewarded under this structure, leading to the successful advancement of the Xietongmen project.

Assuming the 100% merger is completed, Continental will have approximately 85 million shares outstanding (95 million fully diluted). Three nominees of Great China Mining will be appointed to Continental's board bringing the total number of Continental directors to ten. The Great China Mining shareholders lock-up letters provide that the principal participating Great China Mining shareholders will, for a three year period from closing, both vote their shares to support Continental's board initiatives and will also enter into orderly market resale arrangements through an independent trustee.

The Xietongmen Property hosts a porphyry copper-gold deposit with significant mineral resources that were outlined by drilling in 2005. The deposit is also open to expansion. The comprehensive program in 2006 will encompass extensive drilling to fully assess the resource potential of the property, as well as engineering, environmental and socio-economic studies, and community and stakeholder engagement activities. The objective is to collect the data necessary for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

In connection with the proposed transaction, Continental and Great China Mining intend to file relevant materials with the Securities and Exchange Commission, including the filing by Continental with the Securities and Exchange Commission of a Registration Statement on Form F-4 (the "Registration Statement"), which will include Great China Mining's Proxy Statement/Prospectus and related materials, to register the common shares to be issued in exchange for Great China Mining common shares. Great China Mining plans to file with the Securities and Exchange Commission and mail to its stockholders a Proxy Statement/Prospectus relating to the proposed transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Continental, Great China Mining, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission by Continental and Great China Mining on EDGAR through the web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus when they become available from each Company on request.

Continental, Great China Mining and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Great China Mining stockholders in respect of the proposed transaction. Information regarding Continental's directors and executive officers is available in Continental's annual report on Form 20-F for the year ended December 31, 2004, and information regarding Great China Mining's directors and executive officers is available in Great China Mining's annual report on Form 10-KSB for the year ended December 31, 2005. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Gerald Panneton	Anthony Garson
President & CEO	President and CEO
Continental Minerals Corporation	Great China Mining Inc.

For further information:

Continental Minerals Corporation	Great China Mining Inc.
Tel: 604 684-6365	Tel: 604 641-1366
Toll Free 1 800 667-2114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address potential for exploration and resource discoveries that the companies expect are forward-looking statements. Forward-looking statements also include statements regarding the proposed merger transaction, and statements regarding Continental Minerals Corporation's plans to acquire three other properties, totaling 109 square kilometres, which surround the Xietongmen Property. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684-6365	Vancouver, BC V6C 3E2
Fax 604 684-8092	Tel 604 641-1366
Toll Free 1 800 667-2114	Fax 604 641-1377
www.continentalminerals.com	www.greatchinamining.com

MAJOR NEW COPPER-GOLD ZONE AT XIETONGMEN

April 25, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Ltd. (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce exploration surveys carried out on the Xietongmen property outside of the main deposit area have led to the discovery of a highly prospective exploration target. The Xietongmen property is located 240 kilometers from the city of Lhasa in Tibet, People's Republic of China. Continental is the project operator, holding a 50% interest (earning in to 60% interest), and has entered into preliminary agreements with principal shareholders of Great China Mining to acquire through a merger, the other 50%.

A major exploration program was initiated at Xietongmen in 2005. The 2005 work comprised 10 square kilometers of geological mapping, collection of approximately 1,100 rock chip and 500 soil samples, as well as diamond drilling. Sixty-two holes were drilled in southeast portion of an open-ended, coincident copper and gold soil geochemical anomaly. Long intervals of continuous, strong copper and gold mineralization, averaging over 200 meters in length, were intersected by drilling in the Xietongmen deposit. A significant mineral resource was outlined that is open to expansion.

A second copper-gold zone, named Langtongmen, was also discovered that encompasses an area of scattered outcrop approximately one kilometer in diameter. Reconnaissance-type rock chip samples of intensely weathered, quartz stockwork veined, sericite altered, volcanic rocks and a quartz porphyry intrusion, similar to the mineralized intrusion at the nearby Xietongmen deposit, carry anomalous concentrations of copper and gold in the range of 500-8100 parts per million and 100-900 parts per billion , respectively. Only one exploration hole - 5057 - was drilled near the anomalous area and returned a 135.5 meter interval from 194 to 325.5 meters grading 0.28% copper and 0.31 g/t gold.

A property wide magnetic survey carried out in 2006 has further outlined the geological context of the Xietongmen property, helping define the next phase of drilling in the area. These positive results will be followed up by drilling, once the delineation drilling planned for the Xietongmen deposit in 2006 is completed. A Map showing copper and gold anomalies in the Xietongmen and Langtongmen areas, 2005 drill holes and initial magnetic results is posted on the companies' websites at www.continentalminerals.com and www.greatchinamining.com.

A comprehensive program is underway at Xietongmen in 2006, designed to fully assess the resource potential and expansion of the Xietongmen deposit and other prospective areas on the property and collect the data necessary for a feasibility study and environmental and social impact assessments. Community and stakeholder engagement activities are ongoing, with the goal that the project will provide direct, tangible benefits for local residents and communities, respect local socio-economic priorities and incorporate a high standard of environmental management.

Continental and Great China Mining recently announced preliminary agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental (see joint news release April 13, 2006). Under the merger arrangements, an additional 109 square kilometers of ground will be acquired. A map illustrating the current and additional land holdings is available at www.continentalminerals.com and www.greatchinamining.com. Exploration surveys will be initiated on this ground following the closing of the friendly merger.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation	Great China Mining Inc.
Tel: 604 684-6365	Tel: 604 641-1366
Toll Free 1 800 667-2114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

DRILLING CONTINUES TO EXPAND XIETONGMEN COPPER-GOLD DEPOSIT

May 2, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF), and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce the results from the first nineteen (19) core holes drilled in 2006 at the Xietongmen copper-gold deposit, located 240 kilometres west of Lhasa in Tibet, People's Republic of China.

Drilling in 2005 showed the presence of a significant porphyry copper-gold deposit, with excellent potential for expansion. The 2005 50-metre drill spacing program demonstrated strong continuity to the copper and gold mineralization, both laterally and vertically, over an average thickness of 200 metres. An initial estimate of the mineral resources was released in early February.

The objectives of the 2006 program are to fully assess the resource potential of the project and collect the necessary data for a feasibility study and environmental and social impact assessments, targeted for completion in 2007.

Programs were initiated at site in February. Seven rigs are currently active in the planned 22,000-metre program, testing the extensions of the Xietongmen deposit. Excellent intervals of copper and gold continue to be intersected. Most of the drilling done in 2006 has been along three sides of the deposit: north, east and southeast. Two additional rigs will be added to complete the extensive program. I

In the east (section 3249000N), drill holes 6065, 6068, 6072 and 6080 have extended the width of the deposit by 200 metres to the east. The best result is in hole 6068 with a supergene intersection grading 1.56% copper equivalent (CuEQ) over 8.6 metres, followed by an interval of 152 metres averaging 0.83% CuEQ. On section 3249200N, hole 6079 intersected 220 metres averaging 0.91% CuEQ, including a higher-grade section of 1.15% CuEQ over 152.2 metres.

In the north, holes 6070 and 6067 on section 3249300N, and holes 6082 and 6074 on section 3249350 have extended the deposit for another 100 metres to the north, where the deposit remains open. The best intersection in the north is in hole 6070 with an interval of 268 metres averaging 0.74% CuEQ.

In the southeast area, results from six holes were received on two sections, 3248900N and 3248850N. The best intersection was obtained in hole 6069 with an interval of 88 metres averaging 0.83% CuEQ.

Results received for the first 19 holes are provided on the attached Table of Assay Results. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com and www.greatchinamining.com.

Continental and Great China Mining recently announced preliminary agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental (see joint news release April 13, 2006). Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals, and is likely to complete in the third quarter of 2006.

The venture is committed to responsible development. Accordingly, an expanded community engagement program is underway with the long term objective to ensure that the project provides direct, tangible benefits for local residents and communities. Hence, active dialogue with the local residents in the Tibetan villages and the various authorities in the region will be ongoing in order that the project proceeds in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

For further information:

Continental Minerals Corporation Tel 604 684-"6365 Toll Free 1 800 667-2114 w ww.continentalminerals.com	Great China Mining Inc. Tel 604 641-1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

  XIETONGMEN PROJECT NEW ASSAY RESULTS
MAY 2, 2006

Drill Hole	Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
6064	3248900N	51.0	176.0	125.0	410	0.33	0.43	0.55	1.04
6065	3249000N	86.0	157.0	71.0	233	0.15	0.38	0.35	0.67
6065	3249000N	157.0	303.0	146.0	479	0.44	0.99	0.97	1.83
6066	3249275N	174.0	359.0	185.0	607	0.41	0.47	0.66	1.25
6067	3249300N	156.0	385.0	229.0	751	0.35	0.35	0.53	1.01
6068	3249000N	53.3	61.9	8.6	28	1.49	0.14	1.56	2.95
6068	3249000N	137.0	289.0	152.0	499	0.42	0.77	0.83	1.57
6069	3248850N	19.0	107.0	88.0	289	0.63	0.38	0.83	1.57
6070	3249300N	115.0	383.0	268.0	879	0.45	0.54	0.74	1.39
6071	3248850N	22.5	119.9	97.4	320	0.43	0.46	0.67	1.27
6072	3249000N	134.0	195.0	61.0	200	0.27	0.72	0.65	1.22
6073	3249350N	125.0	375.1	250.1	821	0.41	0.52	0.69	1.29
6074	3249350N	224.0	247.1	23.1	76	0.27	0.84	0.72	1.35
6075	3248900N	40.3	184.9	144.6	474	0.31	0.55	0.60	1.13
6076	3248900N	94.0	194.8	100.8	331	0.23	0.44	0.47	0.88
6077	Hole abandoned, redrilled as 6079
6079	3249200N	112.2	332.2	220.0	722	0.52	0.75	0.91	1.72
	including	180.0	332.2	152.2	499	0.64	0.96	1.15	2.16
6080	3249000N	162.0	206.0	44.0	144	0.18	0.36	0.37	0.70
6081	Hole abandoned, redrilled as 6090
6082	3249350N	167.0	373.3	206.3	677	0.42	0.46	0.66	1.25
6089	3248850N	25.8	89.0	63.2	207	0.52	0.21	0.64	1.20

1 Copper capped at 5%, gold capped at 10 g/t for all calculations.
2 Copper and gold equivalent calculations use metal prices of US$1.10/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/24.2561) AuEQ = (Cu % x 24.2561/12.86) + Au g/t

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684-6365	Vancouver, BC V6C 3E2
Fax 604 684-8092	Tel 604 641-1366
Toll Free 1 800 667-2114	Fax 604 641-1377
www.continentalminerals.com	www.greatchinamining.com

UPDATE ON CONTINENTAL-GREAT CHINA MINING TRANSACTION

May 19, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce an update and further details with respect to Continental's proposed merger with Great China Mining (described in a joint news release on April 13, 2006), whereby the companies will be merged to unify 100% ownership of the Xietongmen copper-gold property into Continental as the surviving corporation. The Xietongmen property, located in Tibet, China, is operated by Continental under a 60% earn-in right and is known to host a large copper-gold mineral resource.

Under the merger, Continental will issue approximately 36 million of its common shares for 100% of Great China Mining plus 250,446 Continental options at an exercise price of CDN$1.02 to $1.23 with expiry dates from August 2, 2006 to December 2, 2008 to replace Great China Mining options. Certain of the merger shares and options will be subject to resale restrictions as required by Canadian and US regulatory policies as well as by agreement with certain Great China Mining shareholders.

The agreement includes the acquisition of interests in three other properties, totalling 109 square kilometers, lying within an area of interest around the Xietongmen property. Acquisition of these properties from Guangmin Zhu, Xiaofei Qi and others, parties related to Great China Mining, involves payment of 1,500,000 units of Continental, with each unit consisting of one Continental common share and one warrant exercisable at $1.50 per share for two years from merger completion. As further consideration for the interests in these properties, Continental shall pay US$3,250,000 cash, payable as to US$1,250,000 on completion of the merger and the balance in four annual installments of US$500,000 to property holders not including Great China Mining.

Pursuant to the terms of the Merger Agreement, Continental will increase its board of directors to 11 and appoint to it three Great China Mining nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of Great China Mining. As a result, Continental will issue 700,000 $1.61 options expiring February 28, 2011. Continental has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of Continental (share plus one- year $1.59 warrant) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.

Continental and Great China Mining are currently in the process of finalizing a definitive merger agreement. Completion of the share exchange to effect the merger, as well as the above the related transactions, are anticipated to occur in the third quarter; however, these currently remain subject to a number of conditions, including execution of definitive documentation as well as Great China Mining shareholders' approval and regulatory approvals.

Gerald Panneton	Anthony Garson
President & CEO	President and CEO
Continental Minerals Corporation	Great China Mining Inc.

For further information:

Continental Minerals Corporation	Great China Mining Inc.
Tel: 604 684-6365	Tel: 604 641-1366
Toll Free 1 800 667-2114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684-6365	Vancouver, BC V6C 3E2
Fax 604 684-8092	Tel 604 641-1366
Toll Free 1 800 667-2114	Fax 604 641-1377
www.continentalminerals.com	www.greatchinamining.com

DRILLING CONTINUES TO EXPAND XIETONGMEN DEPOSIT

May 30, 2006, Vancouver, BC -Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF), and Great China Mining Inc. (OTC.BB-GCHA), announce the results from twenty-eight (28) additional core holes drilled in 2006 at the Xietongmen copper-gold deposit, located 240 kilometres west of Lhasa in Tibet, People's Republic of China.

Drilling in 2005 outlined a significant porphyry copper-gold deposit, with excellent potential for expansion. The objectives of the comprehensive 2006 program are to fully assess the resource potential of the project and initiate programs for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

Eight rigs are currently active at site in the planned 22,000-metre program, testing the extensions of the Xietongmen deposit. Long intervals with excellent grades of copper and gold continue to be intersected. The current drilling is testing all sides of the deposit, defining the eastern and southern limits as well as stepping out further to the north and to the west.

In the east, drill hole 6087, section 3249200N, intersected 180.5 metres grading 0.85% copper equivalent (CuEQ), including a higher-grade section of 92 metres averaging 1.09% CuEQ. In the same area on section 3249100N, holes 6094 and 6098 intersected wide intervals of excellent grade. Hole 6094 intersected 165 metres averaging 0.98% CuEQ, including two high-grade 30 metre sections of greater than 1.40% CuEQ. This section has extended the deposit a further 100 metres to the east.

In the south, significant intersections were made along a fence of four holes on section 3248800N, extending the deposit a further 100 metres south. Holes 6100, 6103, 6106, and 6110 intersected high grade copper mineralization over 300 metres along the section. The best intersections were in hole 6100 with an interval of 64 metres averaging 0.93% CuEQ and 100 metres to the west, hole 6110 intersected 51.9 metres averaging 0.92% CuEQ.

In the north, hole 6096 on section 3249350N has extended the deposit for another 50 metres to the north, where the deposit remains open. Hole 6096 intersected an interval of 160.3 metres averaging 0.62% CuEQ.

In the west, holes 6084, 6093, 6095, 6097, 6101 and 6102, all intersected mineralization and extended the deposit to the west by 150 metres with the best intersection in hole 6093 with an interval of 130.8 metres averaging 0.77% CuEQ.

A Table of Assay Results is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

In conjunction with the targeted technical programs, an expanded community engagement program is underway. A community relations manager and staff from Tibet have been hired to advance this important work. The objectives are to describe and discuss the project, to get input on it, and to explore opportunities for direct, tangible benefits for local residents and communities. Hence, active dialogue with the local residents in the Tibetan villages and the various authorities in the region will be ongoing in order that the project proceeds in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management.

Continental and Great China Mining recently announced preliminary agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental (see joint news release April 13, 2006). Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals, and is likely to complete in the third quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation	Great China Mining Inc.
Tel 604 684-6365	Tel 604 641-1366
Toll Free 1 800 667-2114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

XIETONGMEN PROJECT NEW ASSAY RESULTS
MAY 30 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %	AuEQ[1] g/t
6078		3249450N	292.0	368.0	76.0	249	0.12	0.18	0.22	0.41
6083		3248800N	146.0	197.5	51.5	169	0.27	0.36	0.46	0.87
6084		3248900N	18.3	138.5	120.2	394	0.42	0.28	0.57	1.08
6084	Incl.	3248900N	18.3	73.0	54.7	179	0.72	0.36	0.90	1.72
6085		3249400N	226.4	318.0	91.6	301	0.30	0.45	0.53	1.01
6086	No significant intersections, granite was intersected
6087		3249200N	145.2	325.7	180.5	592	0.52	0.64	0.85	1.62
6087	Incl.	3249200N	206.9	298.6	91.7	301	0.66	0.82	1.09	2.08
6088	No significant intersections
6090		3248900N	110.0	180.5	70.5	231	0.18	0.30	0.34	0.65
6091		3249250N	47.6	190.6	143.0	469	0.17	0.24	0.29	0.56
6092		3249400N	194.8	380.0	185.2	608	0.27	0.39	0.48	0.91
6093		3248950N	14.1	144.9	130.8	429	0.54	0.43	0.77	1.47
6093	Incl.	3248950N	67.5	103.4	35.9	118	0.88	0.50	1.14	2.18
6094		3249100N	38.8	57.3	18.5	61	0.46	0.04	0.48	0.91
6094		3249100N	184.2	349.4	165.2	542	0.38	1.14	0.98	1.86
6094	Incl.	3249100N	247.6	278.3	30.7	101	0.48	1.82	1.43	2.73
6094	Incl.	3249100N	311.1	349.4	38.3	126	0.49	1.77	1.42	2.71
6095		3248950N	40.1	105.9	65.8	216	0.36	0.16	0.44	0.84
6095	Incl.	3248950N	40.1	79.1	39.0	128	0.46	0.17	0.55	1.04
6096		3249350N	195.1	355.4	160.3	526	0.37	0.48	0.62	1.18
6097		3248900N	25.1	108.3	83.2	273	0.38	0.16	0.47	0.89
6097	Incl.	3248900N	25.1	54.5	29.4	96	0.65	0.26	0.78	1.48
6098		3249100N	209.0	368.5	159.5	523	0.37	0.88	0.83	1.59
6098	Incl.	3249100N	228.0	276.0	48.0	157	0.58	1.61	1.43	2.71
6099		3249150N	39.7	98.0	58.3	191	0.19	0.45	0.43	0.82
6100		3248800N	35.1	99.3	64.2	211	0.65	0.54	0.93	1.78
6100	Incl.	3248800N	42.1	68.9	26.8	88	0.77	0.67	1.12	2.13
6101		3248850N	35.6	77.3	41.7	137	0.41	0.09	0.45	0.86
6102		3248900N	92.0	111.0	19.0	62	0.22	0.12	0.28	0.53
6103		3248800N	55.7	57.7	2.0	6.6	1.80	5.76	4.82	9.18
6104		3249250N	74.0	112.0	38.0	125	0.16	0.23	0.28	0.53
6105	No significant intersections
6106		3248800N	22.6	71.0	48.4	159	0.68	0.47	0.93	1.76
6106	Incl.	3248800N	22.6	48.7	26.1	86	0.85	0.53	1.12	2.14
6107	No significant intersections
6108		3249050N	52.3	111.4	59.1	194	0.31	0.25	0.44	0.84
6109		3248800N	35.0	45.1	10.1	33	1.56	0.25	1.70	3.23
6110		3248800N	31.4	83.3	51.9	170	0.79	0.25	0.92	1.75
6110	Incl.	3248800N	31.4	64.3	32.9	108	1.11	0.36	1.30	2.47
[1]Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t

Continental Minerals Corporation

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 681 - 2741
Toll Free 1 800 667 - 2114
http://www.hdgold.com

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the considerable progress made by Continental in preparation for the upcoming Annual General Meeting to be held on Monday, June 19, 2006. Attached is a copy of proxy materials providing information regarding the business to be covered at the meeting, and information about Continental, its Directors and related matters. Please review the materials and return your proxy in accordance with the instructions in the circular. If you have any questions about this procedure, please contact me or our Investor Services department.

In January 2006, I was honored to be appointed Continental’s President and Chief Executive Officer at such a crucial time in the Company’s development. As Director of Advanced Projects and Evaluations for Barrick Gold, I was quite familiar with the Xietongmen Project and wanted to contribute to the efforts to realize its great potential. This is why I am excited to be leading a dynamic and experienced exploration-development team as we continue to advance the project.

Continental initiated a grid drilling program in 2005 on behalf of the Xietongmen venture, designed to systematically delineate the copper-gold mineralization at Xietongmen. Sixty-two drill holes outlined a significant new porphyry copper-gold deposit. The results demonstrate a strong continuity to the mineralization in the deposit as well as a good correlation between copper and gold values with relatively high grades for this deposit type. A preliminary estimate of the mineral resources1, announced in February 2006, at a 0.5% copper equivalent cut-off, includes:

  Measured resources of 106 million tonnes grading 0.49% copper and 0.73 g/t gold (0.91% copper-equivalent), containing 1.15 billion pounds of copper and 2.49 million ounces of gold; and

  Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold (0.78% copper-equivalent), containing 273 million pounds of copper and 550,000 ounces of gold.

In addition, one hole drilled one kilometer to the west of the Xietongmen deposit resulted in the discovery of the Langtongmen zone.

Building on these successes, Continental launched a comprehensive program for the Xietongmen Project in 2006. The program includes delineation drilling of the Xietongmen deposit, exploration drilling of several other target areas on the property (including the Langtongmen zone), and extensive engineering, environmental and socio-economic baseline studies. The studies are designed to collect the necessary information for a feasibility study and environmental and socio-economic impact assessments, and are targeted for completion in 2007.

As part of its commitment to responsible mineral development, Continental is conducting an engagement program, designed to establish an active dialogue with local residents in the Tibetan villages and with the various authorities in the region. The goal is to ensure that the activities provide direct, tangible benefits for local residents and communities in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management. During the early exploration stage, the program has provided employment opportunities for local residents, assisted community schools to acquire operating resources, and been involved in other activities such as repairs to local irrigation systems. The community engagement program along with other project activities will be expanded in 2006. Formal baseline socio-economic and environmental studies are in progress and additional local training and hiring initiatives have begun with the appointment of a community liaison manager.

In April 2006, Continental held a 50% interest in the Xietongmen property, and preliminary agreements between Continental and certain principal shareholders of its partner in the venture, Great China Mining Inc., were announced whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals. Concurrently, Continental has agreed to acquire 100% interest in three surrounding properties from parties related to Great China Mining that will bring our land holdings in the area from 12 to 121 square kilometers, enhancing the potential for additional discoveries in this very promising district.

The upcoming Annual Meeting is an opportunity to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely,

/s/ Gerald Panneton

Gerald S. Panneton

[1] Qualified Persons are Andrew Nichols, P.Eng., and Gregory Mosher, P.Geo. Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
1

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the period ended March 31, 2006.

This MD&A is prepared as of May 19, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Continental is focused on exploring and developing mineral projects in the People's Republic of China ("China").

In 2004, Continental signed an option agreement with China NetTV Holdings Inc., subsequently renamed Great China Mining, Inc. ("Great China Mining") to acquire up to a 60% interest in the Xietongmen Copper-Gold Property in Tibet, China. Continental currently holds 50% of the parent company of the wholly owned Foreign in China that holds 100% of the Xietongmen property.

In April 2006, the Company entered into agreements with holders of a majority of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company, on the basis disclosed in a joint news release issued April 13, 2006. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals and is likely to complete in the third quarter of 2006.

A drilling program was initiated on the Xietongmen property at the end of the first quarter of 2005. In fiscal 2005, Continental completed 63 drill holes on the property, outlining a new porphyry copper-gold deposit and indicating the presence of a second copper-gold zone.

The results from drilling demonstrate a strong continuity to the mineralization in the Xietongmen deposit, as well as a good correlation between copper and gold values and relatively high grades for the deposit type. A preliminary estimate of the Xietongmen mineral resources were announced in February 2006. The initial estimate of the mineral resources, at a 0.5% copper equivalent cut-off, includes:

  Measured resources of 106 million tonnes grading 0.49% copper and 0.73 g/t gold (0.91% copper-equivalent), containing 2.49 million ounces of gold and 1.15 billion pounds of copper; plus

  Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold (0.78% copper- equivalent), containing 550,000 ounces of gold and 273 million pounds of copper.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
2

Based on the success of the 2005 program, the Company has initiated a comprehensive program in 2006. The program includes delineation drilling of the Xietongmen deposit, exploration drilling of several other target areas on the property, and extensive engineering, environmental and socio-economic baseline studies designed to collect the necessary information for a feasibility study, and Environmental and Socio-Economic Impact Assessments for permit applications in 2007.

As part of its commitment to responsible mineral development, Continental is conducting a community engagement program. The Xietongmen community engagement program is designed to establish an active dialogue with local residents in the Tibetan villages and with the various authorities in the region. The goal is to ensure that the activities provide direct, tangible benefits for local residents and communities in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management. During the early exploration stage, the program has provided employment opportunities for local residents and assisted a community school to acquire operating resources. The community engagement program will be expanded in 2006.

In January 2006, Continental announced the appointment of Gerald S. Panneton as President and CEO of the Company. Involved in exploration and mining projects in Canada and internationally for the past 25 years, Mr Panneton worked with companies such as Vior-Mazarin Group, Placer Dome Exploration, and Lac Minerals prior to becoming Canadian Exploration Manager for Barrick Gold in 1994. Later, as a member of Barrick's evaluations and acquisitions team, Mr Panneton was instrumental in the acquisition of Pangea Goldfields, a Canadian company with Tanzanian assets, and he played a key role in advancing the Tulawaka and Buzwag Projects in Tanzania through feasibility and permitting.

Property Agreements

In February 2004, Continental announced that it had reached an interim agreement (the "Property Option Agreement") with China NetTV Holdings Inc. (subsequently renamed Great China Mining, Inc.), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in Great China Mining's Xietongmen copper-gold property. The Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property in May 2004.

In November 2004, the Company signed a formal agreement (the "Preliminary Option Agreement"). Under the Preliminary Option Agreement, the Company obtained options to acquire up to 60% of the shares of Highland, the British Virgin Islands parent company of Tian Yuan.

In December 2004, the formal agreement (the "Option Agreement") was finalized and received Canadian and Chinese provincial and central regulatory approvals.

As of December 2005, Continental had spent a cumulative total of US$6.3 million. The Company has now acquired an initial 50% interest in Highland ("Option One") by:

(a)	making initial option payments, totaling US$2 million, and comprising:

	(i)	US$1.2 million upon receipt of regulatory approvals ($1,435,292 which was paid in December 2004) and the

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
3

	(ii)	US$0.8 million balance within one year ($944,880 which was paid in December 2005); and

(b)

funding Highland to conduct a US$5 million exploration program on the Xietongmen Project. Of this, exploration expenditures of US$3 million were to be funded by November 10, 2005, with a further US$2 million of exploration expenditures to be funded prior to November 10, 2006.

The Company could increase its interest in Highland to 60% ("Option Two") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year, which was achieved in April 2006. Such expenditures are currently under review by Great China Mining.

Upon payment of the US$1.2 million in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. These common shares were pledged to the founding shareholders of Highland so that they could be transferred to the founding shareholders of Highland for US$1 in the event the Company did not complete its obligations under Option One. In December 2005, the Company completed its obligations under Option One and acquired 50% of the common shares of Highland. The pledged shares were released to the Company.

Under the Option Agreement, the Company is the operator and is to manage Highland and Tian Yuan during the option period. Upon completion of Option One, or if the Company has chosen to exercise the second option, the completion of Option Two, further equity and/or loan funding of Highland are to be proportional to the interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

In December 2004, a Highland Shareholders Agreement was executed as required under the Formal Agreement. Under the Highland Shareholders Agreement, if the other parties' shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

In April 2006, the Company entered into agreements with holders of approximately 67% of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals (see Item 1.11 "Proposed Transactions").

Property Activities

The 1,290-hectare Xietongmen Property is located approximately 260 kilometres west of Lhasa, the major city in Tibet. The property hosts porphyry copper and gold mineralization within a four kilometre long alteration zone.

The 2005 program included 10 square kilometres of geological mapping, collection of approximately 1,100 rock chip and 500 soil samples and extensive diamond drilling. Sixty-two holes were drilled in southeast portion of an open-ended, coincident copper and gold soil geochemical anomaly. A significant porphyry copper-gold deposit, called Xietongmen, with high copper and gold grades was outlined. The deposit remains open in all directions - in particular, to the north, east and south - so there is excellent potential to expand the mineral resource. A second copper-gold zone was also indicated, and tested by one diamond drill hole.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
4

Results of an initial resource estimate for the Xietongmen deposit were announced in February 2006, and are tabulated below. The resource estimate is based on drill core assay results from 62 vertical holes (21,000 metres) drilled at a 50-metre spacing over an area of approximately 900 metres northwest-southeast by 400 metres northeast-southwest. The maximum thickness of the mineralized interval is 250 metres, and the average thickness is 200 metres. There is strong continuity to the mineralization both laterally and vertically within the deposit.

MEASURED MINERAL RESOURCES1
Cut-off CuEQ %	Tonnes Millions	Cu %	Au g/t	CuEQ[2] %	Contained Cu Millions lb	Contained Au Millions oz
0.30	130.7	0.44	0.65	0.81	1,268	2.73
0.50[3]	106.3	0.49	0.73	0.91	1,148	2.49
0.70	79.7	0.54	0.81	1.01	948	2.07

INFERRED MINERAL RESOURCES1
Cut-off CuEQ %	Tonnes Millions	Cu %	Au g/t	CuEQ[2] %	Contained Cu Millions lb	Contained Au Millions oz
0.30	41.2	0.37	0.50	0.66	336	0.66
0.50[3]	28.8	0.43	0.59	0.78	273	0.55
0.70	16.2	0.50	0.71	0.91	179	0.37

Note 1	By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2
Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)

Note 3	A 0.50% CuEQ cut-off is considered to be appropriate at this time, but is subject to completion of a feasibility study.
Note 4
Prepared by Continental staff and audited by Andrew Nichols, P.Eng., and Gregory Mosher, P.Geo., of Wardrop Engineering, independent Qualified Persons as defined by Canadian regulatory rule NI 43-101. A technical report is available on www.sedar.com. Values were cut to 5 g/t for gold and 2.0% for copper.

The objectives of the 2006 program are to fully assess the resource potential of the project and collect the necessary data for a feasibility study and environmental and social impact assessments, targeted for completion in 2007. The program includes extensive drilling, environmental and socioeconomic baseline studies and community engagement activities.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
5

Drilling

Xietongmen Deposit

The 2006 programs was initiated at site in February. Seven rigs are currently active in the planned 22,000-metre program, testing the extensions of the Xietongmen deposit. Excellent intervals of copper and gold continue to be intersected. Results received for the first 19 holes are tabulated below:

ASSAY RESULTS - 2006 PROGRAM

Drill Hole	Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
6064	3248900N	51.0	176.0	125.0	410	0.33	0.43	0.55	1.04
6065	3249000N	86.0	157.0	71	233	0.154	0.38	0.35	0.67
6065	3249000N	157.0	303.0	146.0	479	0.44	0.99	0.97	1.83
6066	3249275N	174.0	359.0	185.0	607	0.41	0.47	0.66	1.25
6067	3249300N	156.0	385.0	229.0	751	0.35	0.35	0.53	1.01
6068	3249000N	53.3	61.9	8.6	28.2	1.489	0.14	1.56	2.95
6068	3249000N	137.0	289.0	152.0	499	0.42	0.77	0.83	1.57
6069	3248850N	19.0	107.0	88.0	289	0.63	0.38	0.83	1.57
6070	3249300N	115.0	383.0	268.0	879	0.45	0.54	0.74	1.39
6071	3248850N	22.5	119.9	97.4	320	0.43	0.46	0.67	1.27
6072	3249000N	134.0	195.0	61.0	200	0.27	0.72	0.65	1.22
6073	3249350N	125.0	375.1	250.1	821	0.41	0.52	0.69	1.29
6074	3249350N	224.0	247.1	23.1	76	0.27	0.84	0.72	1.35
6075	3248900N	40.3	184.9	144.6	474	0.31	0.55	0.60	1.13
6076	3248900N	94.0	194.8	100.8	331	0.23	0.44	0.47	0.88
6077	Hole abandoned, redrilled as 6079
6079	3249200N	112.2	332.2	220.0	722	0.52	0.75	0.91	1.72
	including	180.0	332.2	152.2	499.3	0.64	0.96	1.15	2.16
6080	3249000N	162.0	206.0	44.0	144	0.18	0.36	0.37	0.70
6081	Hole abandoned, redrilled as 6090
6082	3249350N	167.0	373.3	206.3	677	0.42	0.46	0.66	1.25
6089	3248850N	25.8	89.0	63.2	207	0.52	0.21	0.64	1.20

[1]	Copper capped at 5%, gold capped at 10 g/t for all calculations.
[2]
Copper and gold equivalent calculations use metal prices of US$1.10/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.

Most of the drilling done in 2006 has been along three sides of the deposit: north, east and southeast. Two additional rigs will be added to complete the extensive program.

Drill holes 6065, 6068, 6072 and 6080 have extended the width of the deposit by 200 metres to the east. The best result is a supergene intersection grading 1.56% copper equivalent (CuEQ) over 8.6 metres, followed by an interval of 152 metres averaging 0.83% CuEQ in hole 6068. Further to the north along the eastern side of the deposit, hole 6079 intersected 220 metres averaging 0.91% CuEQ, including a higher-grade section of 1.15% CuEQ over 152.2 metres.

Holes 6070 and 6067 and holes 6082 and 6074, located on adjacent sections 50 m apart in the northeast, have extended the deposit for another 100 metres to the north, where the deposit remains open. The best intersection in the north is in hole 6070 with an interval of 268 metres averaging 0.74% CuEQ.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
6

In the southeast area, results from six holes were received on two sections. The best intersection was obtained in hole 6069 with an interval of 88 metres averaging 0.83% CuEQ.

Langtongmen Zone

The Langtongmen copper-gold zone encompasses an area of scattered outcrop approximately one kilometre in diameter. Reconnaissance-type rock chip samples of intensely weathered, quartz stockwork veined, sericite altered, volcanic rocks and a quartz porphyry intrusion, similar to the mineralized intrusion at the nearby Xietongmen deposit, carry anomalous concentrations of copper and gold in the range of 500-8100 parts per million Cu and 100-900 parts per billion Au. Only one exploration hole -5057 - was drilled near the anomalous area and returned a 135.5 meter interval from 194 to 325.5 meters grading 0.28% copper and 0.31 g/t gold.

A property wide magnetic survey carried out in early 2006 has further outlined the geological context of the Xietongmen property, helping define the next phase of drilling in the area. These positive results will be followed up by drilling, once the delineation drilling planned for the Xietongmen deposit in 2006 is completed.

Engineering Studies

Approximately 8,000 metres of drilling will be directed toward collecting data to support engineering studies. Some holes will be drilled to provide additional samples to complete metallurgical test work, and others will be directed toward assessing the geotechnical and hydrological characteristics of the deposit and site for mine and infrastructure planning.

Metallurgy

Initial tests were performed, under the supervision of Wardrop metallurgist John Huang, Ph.D., on five different mineralization samples from the Xietongmen deposit to provide a preliminary understanding of the potential processing methods and results. Analysis and testing took place at the Process Research Associates Ltd. ("PRA") facilities in Vancouver, British Columbia. The results were reviewed for Wardrop by Richard May, P.Eng.

The Xietongmen porphyry copper-gold deposit is comprised of continuous mineralization hosted largely by volcanic rocks. Mineralization is broken down into three zones: oxide, supergene (enriched copper) and hypogene (primary copper) with average thicknesses of 20 metres, 40 metres and +200 metres, respectively. Three samples were taken from the hypogene zone - lower, middle and upper - and one each from the supergene and oxide zones in the deposit. Copper head grade assays gave an average of 0.56% copper for the hypogene samples; 1.50% for the supergene sample; and 0.17% for the oxide sample. Gold contents range from 1.0 g/t for the lower hypogene sample to 0.7 g/t for the oxide sample.

Results of metallurgical scoping tests are encouraging, showing that both the hypogene and supergene can be floated at relatively coarse primary grinds (80% passing 150 microns). On average, rougher flotation at that size recovered 93.4% copper and 82.7% gold from the hypogene composite and 90.6% copper and 75.4% gold from the supergene sample. Further optimization is required on the supergene sample. It is anticipated that the grades of the flotation concentrates are likely to reach 25% copper, or better. Initial Bond ball mill tests for samples from the supergene and hypogene gave work indices of 12.1 and 14.6 kilowatt-hour/tonne, respectively. Additional work is required to fully assess gold recovery.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
7

A systematic program of metallurgical sampling to evaluate the deposit in greater detail was initiated in February. A total of 74 composite samples have been collected.

Ensuring that the project proceeds in a manner that respects local socio-economic priorities, incorporates a high standard of environmental management and provides direct tangible benefits to local communities are key objectives of the programs at Xietongmen. These principles will guide on-the-ground programs and development of environmental and social impact assessments.

The community engagement program will be expanded along with the other project activities in 2006. Formal baseline socio-economic and environmental studies will be in progress, and one priority is to train local people to assist with data collection. Longer term plans are also being developed, in conjunction with local and national agencies, to assess and develop the skills of the local people. This would include broadening their understanding of the mine development process, assessing their interest in employment opportunities at the potential operation or in other local services, and initiating the necessary educational programs.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, reaching over US$3.20/lb in April 2006.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, reaching over US$600/oz in April 2006.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
8

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

		As at December 31
Balance Sheet	2005	2004	2003
Current assets	$4,418,820	$7,504,356	$2,980,415
Other assets	1,131,248	1	1
Total assets	5,550,068	7,504,357	2,980,416

Current liabilities	500,346	354,239	169,290
Non-controlling interest	40,361	:	:
Shareholders' equity	5,009,361	7,150,118	2,811,126
Total shareholders' equity & liabilities	5,550,068	7,504,357	2,980,416

Working capital	$3,918,474	$7,150,117	$2,811,125

		As at December 31

Operations	2005	2004	2003
Conference and travel	$277,471	$50,917	$29,267
Exploration (excluding stock-based compensation)	6,113,320	2,139,062	-
Foreign exchange	153,176	148,910	-
Insurance	99,614	78,654	33,027
Interest income	(142,887)	(119,588)	(5,754)
Legal, accounting and audit	294,393	433,670	25,478
Office and administration (excl stock-based compensation )	730,431	358,634	102,634
Shareholder communications	197,350	46,339	14,701
Trust and filing	42,598	26,724	46,018
	7,765,466	3,163,322	245,371
Stock-based compensation	815,321	2,435,995	352,854
Loss for the period	$8,580,787	$5,599,317	$598,225

Basic and diluted loss per share	$(0.22)	$(0.17)	$(0.03)

Weighted average number of common shares outstanding	39,516,486	32,592,964	20,906,714

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
9

1.4 Results of Operations

The net loss for the three months ended March, 31, 2006 increased to $3,220,972 compared to a net loss of $924,909 in the same period of 2005. The increase was primarily due to greater exploration activities on the Xietongmen property. The loss was comprised of exploration expenditure of $2,229,168 compared to $624,881 in the same period of 2005 and administrative expenses of $1,055,459 compared to $341,908 in the same period of 2005.

The exploration expenditures of $2,229,168 included costs for exploration of $2,196,553 (2005 -$507,423) and stock-based compensation of $32,615 (2005 - $117,458). The main exploration expenditures during the period were 342,016 for assays and analysis, $719,044 for drilling, $89,743 for engineering, $86,772 for equipment rental and leases, $351,522 for geological, $272,136 for site activities, $167,978 for socioeconomic, and $128,585 for transportation.

The main administrative costs during the three month period were for salaries, office and administration, and legal, accounting and audit fees. Conference and travel expenses increased to $149,444 (2005 -$3,876). Salaries, office and administration costs increased to $408,614 (2005 - $131,224). Trust and filing fees increased to $14,380 (2005 - $9,203). Legal, accounting and audit expenses increased to $155,295 (2005 - $57,590). Included in the total administrative costs was stock-based compensation expense of $228,526, compared to $112,221 in the same period of 2005.

Interest income decreased to $17,097 in the first three months of 2006, compared to $39,004 in the same period of 2005. This was due to more cash funded to the exploration activities on the Xietongmen property, and as a result, lower cash balance was held by the Company.

Stock-based compensation of $261,141 was charged to operations for the first three months of 2006, compared to $229,679 in the same period of 2005. The increase in stock-based compensation expense was due to additional grants to employees and non-employees and increasing share price of the Company.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
10

1.5 Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except per shares amount.

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2006	2005	2005	2005	2005	2004	2004	2004

Current assets	$1,581	$4,419	$ 5,598	$ 6,234	$ 6,691	$ 7,504	$ 9,032	$ 9,122
Other assets	1,328	1,131	110	13	-	-	-	-
Total assets	2,909	5,550	5,708	6,247	6,691	7,504	9,032	9,122

Current liabilities	697	500	959	1,240	224	354	58	237
Non-controlling interest	-	41	-	-	-	-	-	-
Shareholders' equity	2,212	5,009	4,749	5,007	6,467	7,150	8,974	8,885
Total shareholders' equity and
liabilities	2,909	5,550	5,708	6,247	6,691	7,504	9,032	9,122

Working capital	884	3,918	4,639	4,994	6,467	7,150	8,974	8,885

Expenses:
Exploration	2,197	2,246	1,835	1,525	507	1,679	177	193
Conference and travel	149	210	32	31	4	51	-	-
Legal, accounting and audit	155	100	48	89	58	162	141	84
Office and administration	409	308	194	197	131	138	142	104
Project investigation	:	(21)	:	21	-	-	-	-
Shareholder communications	99	76	45	49	28	21	3	18
Trust and filing	14	5	7	21	9	2	2	16
Interest income	(17)	(31)	(33)	(40)	(39)	(50)	(38)	(14)
Foreign exchange loss (gain)	(6)	179	(10)	(14)	(3)	61	54	34
Subtotal	3,000	3,072	2,118	1,879	695	2,064	481	435
Stock-based compensation	262	288	148	149	230	596	433	675
Loss for the period before
Non-controlling interest	$ 3,261	$ 3,360	$ 2,266	$ 2,028	$ 925	$ 2,660	$ 914	$ 1,110

Non-controlling interest	40	-	:	-	-	-	-	-

Loss for the period after Non-
controlling interest	$ 3,221	$ 3,360	$ 2,266	$ 2,028	$ 925	$ 2,660	$ 914	$ 1,110

Basic and diluted loss per share	$ (0.07)	$ (0.08)	$ (0.06)	$ (0.05)	$ (0.03)	$ (0.07)	$ (0.03)	$ (0.04)

Weighted average number of
common shares outstanding
(thousands)	47,360	42,733	39,760	37,796	32,602	37,467	36,172	29,533

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
11

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $0.9 million as at March, 2006, compared to $6.5 million as at March 31, 2005. The Company's working capital may be insufficient to fund its known commitments as the Company has chosen to proceed on its exploration program at the Xietongmen project. Consequently, the Company will need to raise additional funds for such expenditures.

The Company received approximately $162,300 in net proceeds from the exercise of options and warrants during the three months ending March 31, 2006.

The changes in non-cash working capital items reflect an increase in accounts receivable and accounts payable and accrued liabilities due to the increased activity level of the Company.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations related to the exercise of the first option under the Option Agreement.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. During the three months ended March 31, 2006, 35,000 of the warrants were exercised. The warrants are subject to a 45 day accelerated expiry upon notice by the Company, if the shares trade at or above $2.10 for 10 consecutive trading days.

The Company had no commitments for capital expenditures as of March 31, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8 Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
12

Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At March 31, 2006, the conversion rate was $4.64 per Taseko Share.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $759,613 in the first three months of 2006, compared to $176,826 in same period of 2005.

1.10 Fourth Quarter

Non applicable.

1.11 Proposed Transactions

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI's common shares who have agreed to support a merger among GCMI and the Company, whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7843 GCMI shares for each Continental common share. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholder and regulatory approvals. The Company will also issue 250,446 options at exercise prices ranging from $1.02 to $1.23 with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three minerals property interests totalling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, through the issuance of an additional 1,500,000 units, with each unit consisting of one Continental common share and one common share warrant exercisable at $1.50 per common share for two years, from the date of the completion of the merger. The Company is also required to pay US$3,250,000 cash, with US$1,250,000 payable on

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
13

completion of the merger and the remaining balance in four equal annual installments of US$500,000 to certain property holders.

Pursuant to the terms of the merger agreement, Continental will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. Continental will also issue 700,000 options exercisable at $1.61 per common share expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of Continental (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE's.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b) expensed research and development costs;

Not applicable.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
14

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 19, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				51,950,185

Share purchase options	November 29, 2006	$ 1.10	326,600
	November 29, 2006	$ 1.33	204,667
	November 29, 2007	$ 1.20	260,000
	September 28, 2007	$ 1.70	900,000
	December 14, 2007	$ 1.50	15,000
	February 28, 2008	$ 1.61	40,000
	February 27, 2009	$ 1.61	50,000
	November 31, 2009	$ 1.61	250,000
	February 28, 2011	$ 1.61	700,000
	February 29, 2008	$ 2.01	487,500	3,233,767

Warrants	July 12, 2006	$ 1.05	1,144,000	1,144,000

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916